Exhibit 1.01

Conflict Minerals Report of Under Armour, Inc.

Overview

This is the Conflict Minerals Report for Under Armour, Inc. (“Under Armour,” the “Company” or “we”, “us” or “our”) for calendar year 2015 in accordance with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Section 1502”) and Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”), that requires Under Armour to perform certain procedures and disclose information about the use and origin of conflict minerals if these minerals are deemed to be necessary to the functionality or production of a product manufactured, or contracted to be manufactured. The minerals covered by these rules are commonly referred to as “conflict minerals” and include tin, tantalum, tungsten and gold (collectively “3TG”).

Our principal business activities are the development, marketing and distribution of branded performance apparel, footwear and accessories for men, women and youth. The brand’s moisture-wicking fabrications are engineered in many designs and styles for wear in nearly every climate to provide a performance alternative to traditional products. Our products are sold worldwide and are worn by athletes at all levels, from youth to professional, on playing fields around the globe, as well as by consumers with active lifestyles. Our product offerings consist of apparel, footwear and accessories for men, women and youth.

Apparel

Our apparel is offered in a variety of styles and fits intended to enhance comfort and mobility, regulate body temperature and improve performance regardless of weather conditions. Our apparel is engineered to replace traditional non-performance fabrics in the world of athletics and fitness with performance alternatives designed and merchandised along gearlines.

Footwear

Our footwear offerings include football, baseball, lacrosse, softball and soccer cleats, slides and performance training, running, basketball and outdoor footwear. Our footwear is light, breathable and built with performance attributes for athletes.

Accessories

Accessories primarily include the sale of headwear, bags and gloves.

Licensed Products

During 2015, our licensees offered baby and kids’ apparel, team uniforms, socks, water bottles, eyewear, inflatable footballs and basketballs and other specific hard goods equipment that feature performance advantages and functionality similar to our other product offerings.

Reasonable Country of Origin Inquiry

Under Armour performed an initial assessment and determined that certain of its products may contain conflict minerals. Based on this assessment, in accordance with Section 1502 and Rule 13p-1, Under Armour performed a “reasonable country of origin inquiry” (an “RCOI”) to determine which of the products that were in its supply chain after January 1, 2015 in fact contain conflict minerals, and whether these minerals were sourced from the Democratic Republic of Congo or adjoining countries (the “Covered Countries”) or came from recycled or scrap sources. As a result of the RCOI process, Under Armour has concluded in good faith that, during 2015, conflict minerals were necessary to the functionality or production of certain of its product offerings, components or subassemblies, are sourced from a global supply base, and visibility into the source of these minerals was not sufficient to determine their source of origin.

Due Diligence

For 2015, in accordance with Rule 13p-1, Under Armour performed due diligence from October 2015 through May 2016 to determine the impacted products and their suppliers, and source and chain of custody necessary to determine conflict minerals in the Company’s product offerings.

Under Armour’s due diligence measures conform in all material respects with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas Second Edition (OECD 2012) (the “OECD Framework”) and related supplements for each of the conflict minerals. This process includes building conflict minerals awareness across the supply base and surveying all suppliers that are known to or may provide products containing metal and/or conflict minerals.

Under Armour occupies a “downstream” position in the supply chain and followed the principles outlined in the OECD Guidance for downstream companies with no direct relationships to smelters or refiners. In this context, “downstream” refers to the supply chain from smelters and refiners to wholesalers and retailers of products; it includes companies such as ours, as well as product and component manufacturers and retailers.

As a downstream purchaser, Under Armour’s due diligence cannot provide absolute assurance regarding the source and chain of custody of any conflict minerals in its products. Under Armour relies, to a large extent, on the information collected from its suppliers, which may be inaccurate or incomplete. A summary of Under Armour’s activities in line with the OECD framework are outlined below.

Step 1: Establish strong company management systems:

Adopt and commit to a supply chain policy for minerals originating from conflict-affected and high-risk areas: The Company has a formal policy that reflects Under Armour's desire to ensure only responsible sourcing of parts and products containing necessary conflict minerals.

Structure internal management systems to support supply chain due diligence: Under Armour has a governance model to oversee the implementation and ongoing management of its conflict minerals compliance program. The governance model consists of two groups: the Steering Committee, which is comprised of business leaders at the Company, and the Core Team, which is comprised primarily of key supply chain employees. The objective is to develop, document and maintain a governance structure which enables sustainable compliance and actively mitigates the risk of not meeting regulatory requirements.

Establish a system of controls and transparency over the mineral supply chain: On an annual basis Under Armour evaluates parts and suppliers in the supply chain for potential conflict minerals risk. Supplier agreements require suppliers and licensees to provide information on their use and source of conflict minerals. Under Armour participates in an industry association to enhance transparency and traceability in the supply chain. Under Armour documents key program decisions, processes, and procedures. Under Armour maintains conflict minerals records for a period of five years.

Strengthen company engagement with suppliers: Under Armour communicates its policy regarding conflict minerals to all suppliers and establishes expectations for their suppliers’ conflict minerals programs to enhance transparency in their supply chain.

Establish a company level grievance mechanism: Under Armour will provide a feedback mechanism on its website available to all interested parties to provide information or voice their concerns regarding the Company’s sourcing and use of conflict minerals in its products.

Step 2: Identify and assess risks in the supply chain:

Identify high-risk parts and suppliers: On an annual basis, Under Armour analyzes parts or products for conflict minerals and assesses the risks they contained conflict minerals from the affected areas.

Survey the suppliers: Under Armour requires suppliers to complete a survey based on the Electronic Industry Citizen Coalition/Global e-Sustainability Initiative’s Conflict Free Sourcing Initiative (“CFSI”) Conflict Minerals Reporting Template (“CMRT”).

Collect responses: Under Armour conducts a review of supplier responses to determine that all required questions and sections of the supplier survey are completed and follows up with any supplier that does not complete all required questions.

Review supplier responses: Under Armour reviews survey responses, validates them for completeness and sufficiency and follows up with suppliers as necessary. Based on this review, each survey is assigned a conflict minerals status code, which categorizes the supplier into groups for internal reporting, supplier education and remediation purposes.

Aggregate supplier survey responses: Under Armour reviews aggregated supplier survey responses and reports key metrics to members of the Steering Committee and/or Core Team as part of the conflict minerals reporting process.

Review and assess smelter information: Under Armour conducts a review of summary smelter information to determine if the smelter is certified as conflict free or presents a “red flag” as defined by the OECD Guidance. To make the determination of each smelter’s conflict status, Under Armour relies upon information provided by the CFSI. CFSI conducts a Conflict-Free Smelter Program, in which it certifies smelters and refiners worldwide as being conflict free after confirming specific information including country of origin for 3TGs that the smelter/refiner may purchase for its operations. CFSI makes available to the public the list of smelters/refiners that have been certified by CFSI as conflict free.

Step 3: Design and implement a strategy to respond to identified risks:

Report findings to designated senior management outlining the information gathered and the actual and potential risks identified in the supply chain risk assessment: Under Armour completes an OECD gap analysis periodically and provides a summary of the identified risks and gaps to the Steering Committee with recommended action plans to reduce risks and close gaps.

Devise and adopt a risk management plan: Under Armour has a risk mitigation plan, which is enhanced annually, with the goal of systematically reducing the extent of exposure to certain risk and the likelihood of its occurrence.

Implement the risk management plan, monitor and track performance of risk mitigation, report back to designated senior management and consider suspending or discontinuing engagement with a supplier after failed attempts at mitigation: Under Armour will implement a risk management plan and monitor its execution once operationalized. Unresponsive suppliers will be evaluated for corrective action that may include removal from the Company’s list of approved vendors.

Undertake additional fact and risk assessments for risks requiring mitigation, or after a change of circumstances: Additional fact finding, risk assessments, and changes in circumstances will take place as part of Under Armour's periodic review of its conflict minerals compliance program.

Step 4: Carry out independent third-party audit of smelter/refiner's due diligence practices:

In accordance with the OECD Guidance, Under Armour intends to participate in industry organizations or through other suitable means with industry efforts to appoint auditors and define the terms of the audit in line with the standards and processes set out in the OECD Guidance. Under Armour will seek to join or build partnerships with these industry organizations as their activities align with Under Armour’s conflict minerals program, however, based on its position in the supply chain, Under Armour is not positioned to conduct audits of smelter/refiner’s due diligence practices directly and would rely upon organizations such as the CFSI for information on certified smelters.

Step 5: Report annually on supply chain due diligence:

Annually report or integrate, where practicable, into annual sustainability or corporate responsibility reports, additional information on due diligence for responsible supply chains of minerals from conflict-affected and high-risk areas: Annually, Under Armour summarizes, reviews, and approves compliance results and completes the Form Specialized Disclosure and the Conflict Minerals Report and timely files this report with the SEC.

For 2015 the due diligence procedures described above resulted in the following assertions:

Under Armour is unable to determine and to describe all of the facilities used to process those conflict minerals necessary to the functionality or production of its products.

Certain suppliers responding to Under Armour’s inquiries indicated in their responses that the information provided was at a company or divisional level and did not include a list of smelters; therefore, Under Armour was unable to determine their country of origin.

Consistent with the OECD Guidance for downstream companies, Under Armour’s efforts to determine the mine or location of origin of necessary conflict minerals with the greatest possible specificity encompassed the due diligence measures described above. This included a review of whether the smelters reported to be in the supply chain of Under Armour’s direct suppliers were verified as compliant with the Conflict Free Smelter Program. The results of these due diligence measures were not conclusive.

Reasonable Country of Origin Inquiry Results

Based on the processes described above Under Armour achieved a 94% response rate, highlighting the Company’s continuing commitment to a robust conflict minerals program and due diligence process. The results were as followed:

Under Armour received the following results from its Reasonable Country of Origin Inquiry:

Initial Assessment and Survey:

Suppliers in scope of Conflict Minerals requirements: 112
Suppliers surveyed: 112
Responses received: 105

Based on the process described above, Under Armour received responses from 105 direct material suppliers, representing 96% of the active parts surveyed that were used in its 2015 manufactured goods.

Based on the information provided by Under Armour’s suppliers utilized through December 31, 2015, Under Armour believes that the facilities that may have been used to process 3TG’s in Under Armour’s in-scope product include the smelters and refiners noted below:

Smelters*	Gold	Tin	Tungsten	Tantalum
Number of Smelters	102	49	0	0
Number of Smelters and Refiners listed as "compliant" by the CFSI	69%	80%	0%	0%

*The supplier responses included Conflict Free, Known and Unknown smelters, but based on the absence of reliable information on the Unknown smelters, only the Conflict Free and Known smelters are included